FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of  DryShips, Inc. dated  October 12, 2006.

DRYSHIPS INC. ANNOUNCES 3Q06 EARNINGS UPDATE

ATHENS, GREECE – October 12, 2006 – DryShips Inc. (NASDAQ:DRYS) announced today the expected impact on its earnings from the settlement and closing of freight forward agreements (FFAs) entered into in the previous quarters.

The Company expects these FFAs to negatively impact the third quarter 2006 earnings by an amount of approximately $0.68 per share. Currently the Company does not have any open FFA contracts.

Mr. George Economou, Chairman and CEO of DryShips commented:

“Earlier this year the Company took the decision to enter into freight forward agreements to protect against a declining market going into the seasonally low summer period. Against expectations the freight market staged a contra-seasonal recovery. When this became apparent the Company settled or closed its positions. Despite the negative impact limited to the third quarter earnings, we are happy the market has turned out much stronger than expected. With the size and deployment of our fleet we are now confident that going forward we can take full advantage of the strong drybulk market and maximize earnings for our shareholders.”

Conference Call

On Friday, October 13th, 2006 at 9.30 am EST, the Company’s management will host a conference call to further discuss this Earnings Update.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 0800 694 1449 (from the UK) or +44 1452 560 304 (from outside the US). Quote "DryShips".

A telephonic replay of the conference call will be available by dialing 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2133051#

Slides and audio webcast:

Slides will be available on the DryShips, Inc website (www.dryships.com) 30 min before the commencement of the conference call.

There will also be a live webcast of the conference call, through through the DryShips website (www.dryships.com). Participants to the webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 33 drybulk carriers consisting of 4 Capesize, 26 Panamax and 3 Handymax vessels, with a combined deadweight tonnage of approximately 2.7 million.  DryShips maintains its executive offices in Greece.

DryShips Inc.’s common stock is listed on NASDAQ National Market where it trades under the symbol “DRYS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated:  October 12, 2006

By: /s/ George Economou

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George Economou

Chief Executive Officer

Endnotes